

NEWS RELEASE

ENERPLUS CORPORATION
The Dome Tower, Suite 3000   US Bank Tower, Suite 2200
333 – 7th Avenue SW   950 - 17th Street
Calgary, Alberta   Denver, Colorado
T2P 2Z1   80202-2805

May 24, 2024

Enerplus Announces Shareholder Approval of Transaction with Chord Energy Corporation and Receipt of *Investment Canada Act* Approval

Enerplus Corporation ("Enerplus" or the "Company") (TSX: ERF) (NYSE: ERF) announced today that the Company's shareholders have voted to approve the previously announced plan of arrangement (the "Arrangement") which provides for the acquisition by Chord Energy Corporation ("Chord"), through its wholly-owned subsidiary Spark Acquisition ULC, of all of the outstanding common shares of Enerplus. The Arrangement was approved by approximately 99.6% of votes cast by Company shareholders at a special meeting held today to consider the Arrangement. The Company also announced the transaction has received *Investment Canada Act* approval.

The Arrangement is expected to close on or about May 31, 2024, subject to the receipt of a final order from the Court of King's Bench of Alberta with respect to the Arrangement, which is currently scheduled for May 28, 2024, and the satisfaction or waiver of other customary closing conditions.

About Enerplus

Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations. For more information, visit the Company's website at www.enerplus.com.

For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

Investor Contacts

Drew Mair, 403-298-1707
Krista Norlin, 403-298-4304

Forward-Looking Statements

Certain statements in this document are "forward-looking" statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words "anticipate," "believe," "ensure," "expect," "if," "intend," "estimate," "probable," "project," "forecasts," "predict," "outlook," "aim," "will," "could," "should," "would," "potential," "may," "might," "anticipate," "likely," "plan," "positioned," "strategy," and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Specific forward-looking statements include statements regarding the anticipated closing date of the Arrangement. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the risk that a condition to closing of the Arrangement may not be satisfied; that the closing of the Arrangement might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships of Chord or Enerplus, including those resulting from the announcement or completion of the Arrangement; the diversion of management time on transaction-related issues; the effects of commodity prices; the risks of oil and gas activities; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the Arrangement. Additional factors that could cause results to differ materially from those described above can be found in Enerplus' annual information form for the year ended December 31, 2023, which is on file with the Securities and Exchange Commission (the "SEC") and on SEDAR+ and available from Enerplus' website at www.enerplus.com under the "Investors" tab, and in other documents Enerplus files with the SEC, TSX or on SEDAR+.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Enerplus assumes no obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by applicable securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.